THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

June 2, 2008

Mr. Richard Pfordte Office of Disclosure and Review Division of Investment Management United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:

Davlin Philanthropic Funds

File Nos. 333-149064, 811-22178 (the "Fund")

Dear Mr. Pfordte:

In connection with the registration of the Fund, you asked for additional information regarding the relationship between the Fund and the Davlin Foundation.  The following information was provided to me by Mr. William Davlin.  The Davlin Foundation is a non-profit organization that will initially be staffed by volunteers.  Although operating expenses are expected to be very limited in the first few years, there will be some expenses, such as fees for tax return preparation and office expenses like postage.  As the Davlin Foundation’s resources increase, it may employ a staff to administer the operations of the Foundation.  However, Mr. Davlin has represented to me that no affiliated person of the Fund or the investment adviser, or any affiliated person of such person, or any of their immediate family members, will receive any compensation, commissions, or fees from the Foundation.  Neither Mr. Davlin nor any of the Fund’s trustees will be compensated in any way by the Foundation for their services.

The Fund has authorized us to acknowledge on its behalf that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 513-352-6725.

Sincerely,

/s/ JoAnn Strasser

JoAnn M. Strasser